EXHIBIT 99.1

COMPANY CONTACTS: Jay S. Hennick Founder & CEO D. Scott Patterson President & COO John B. Friedrichsen Senior Vice President & CFO (416) 960-9500

FOR IMMEDIATE RELEASE
FirstService reports record fourth quarter and annual results

Strong internal growth and disciplined acquisitions drive financial performance

Yearend highlights:
- Revenues $1.36 billion, up 27%
- Adjusted EPS $1.37, up 36%

TORONTO, Ontario, May 16, 2007 - FirstService Corporation (NASDAQ: FSRV; TSX: FSV) today reported record results for its fourth quarter and fiscal year ended March 31, 2007 and updated its financial outlook for its fiscal year ending March 31, 2008. All amounts are in US dollars.

For the year ended March 31, 2007, revenues totalled $1.36 billion, up 27% relative to the prior year, while EBITDA (see definition and reconciliation below) increased 29% to $114.6 million versus $88.8 million in the prior year. Adjusted diluted net earnings per share from continuing operations (see definition and reconciliation below) were $1.37, up 36% from $1.01 in the prior year. Diluted earnings per share from continuing operations calculated in accordance with GAAP were $1.14, up 31% versus the prior year.

Fourth quarter revenues were $320.7 million, an increase of 29% relative to the same period last year. EBITDA increased 82% to $18.4 million versus $10.1 million in the prior year period. Adjusted diluted earnings per share from continuing operations for the quarter increased to $0.18 versus $0.06 in the prior year period. Diluted earnings per share from continuing operations calculated in accordance with GAAP for the quarter were $0.08 versus $0.01 in the prior year period.

“We set new records in our financial performance for fiscal 2007 through a combination of strong internal growth and disciplined acquisitions, while remaining true to the FirstService Way of operating”, said Jay S. Hennick, Founder and Chief Executive Officer of FirstService Corporation. “Over the last five years, our revenues, earnings and earnings per share have grown at a compound annual rate of about 30%, an impressive rate of growth across these important performance measures; and with more than $200 million in available cash and other resources, we are well positioned to deliver excellent growth again in fiscal 2008”, he concluded.

About FirstService Corporation
FirstService is a leader in the rapidly growing property services sector, providing services in the following areas: commercial real estate; residential property management; property improvement and integrated security services.  Market-leading brands include Colliers International in commercial real estate; The Continental Group, The Wentworth Group and The Merit Companies in residential property management; consumer brands California Closets, Paul Davis Restoration, Pillar to Post Home Inspections, CertaPro Painters and Handyman Connection in property improvement; and Intercon Security and Security Services and Technologies in integrated security.

FirstService is a diversified property services company with more than US$1.5 billion in annualized revenues and over 15,000 employees worldwide. More information about FirstService is available at www.firstservice.com.

Segmented Quarterly Results
Revenues in Commercial Real Estate Services totalled $137.8 million for the quarter, an increase of 47% over the prior year period. Acquisitions contributed 32% of the increase while internal growth of 15% represented the balance. Internal growth was led by the Central European and Australian operations, which reported robust brokerage activity. Fourth quarter EBITDA was $10.1 million, up 83% compared to $5.5 million during the year-ago period.

Residential Property Management revenues increased to $107.7 million for the quarter, 23% higher than in the prior year period. Internal growth of 12% resulted from property management contracts added during the past twelve months. The balance of the growth was attributable to acquisitions. EBITDA for the quarter was $8.6 million, up 41% from $6.1 million one year ago.

Revenues in Property Improvement Services totalled $29.7 million, an increase of 15% over the prior year period. Internal revenue growth was 11%, due to higher system-wide sales at the Company’s franchise systems. The balance of the growth resulted from recent acquisitions. EBITDA in the fourth quarter was $2.0 million, up significantly from $0.4 million last year.

Integrated Security Services revenues for the fourth quarter were $45.2 million, an increase of 11% relative to the prior year period, attributable to increased systems installation activity in both the United States and Canada. Quarterly EBITDA was $2.2 million, up 54% versus $1.4 million in the prior year period.

Quarterly corporate costs were $4.4 million, relative to $3.2 million in the prior year period, resulting primarily from incremental performance based executive compensation and increased stock-based compensation expenses.

A comparison of segmented EBITDA to operating earnings is provided below.

Updated Financial Outlook
FirstService is updating the outlook for its fiscal year ending March 31, 2008 issued on January 30, 2007 to reflect the completion of the Company’s annual budgeting process and the recently announced acquisition. The Company is also updating its definition of EBITDA, as noted below, to better reflect the consolidated EBITDA generated by its operations before non-cash long-term stock-based compensation expenses.
(US$ millions, except per share amounts)	Year ending March 31, 2008
	Updated	Previous As Amended[1]	Previous As Reported
Revenues	$1,525 - $1,625	$1,450 - $1,550	$1,450 - $1,550
EBITDA	$137 - $147	$131 - $141	$126 - $136
Adjusted EPS[2]	$1.48 - $1.60	$1.40 - $1.50	$1.40 - $1.50

Notes:
1.
Included in the outlook figures in the “Updated” and “Previous As Amended” columns is an increase of $5.0 million to each of the lower and upper EBITDA ranges for stock-based compensation expense, which is now excluded from the definition of EBITDA. This change has no effect on earnings per share.

2.
Adjusted EPS refers to adjusted diluted earnings per share from continuing operations. The adjustment to EPS eliminates the impact of accelerated amortization of short-lived intangible assets recognized on acquisitions completed in the Company’s Commercial Real Estate services operations.

3.
The outlook assumes (i) no further acquisitions or divestitures completed during the outlook period and (ii) current economic conditions in the markets in which the Company operates remaining unchanged and in particular the market for commercial real estate services. Actual results may differ materially. The Company undertakes no obligation to continue to update this information.

Repurchases of FirstService Shares
On March 5, 2007 and March 6, 2007, the Company repurchased 38,500 Subordinate Voting Shares for cancellation through the facilities of the Toronto Stock Exchange and NASDAQ National Market pursuant to a normal course issuer bid. The total number of shares repurchased during the fiscal year ended March 31, 2007 is 697,700 at an average cost of US$23.78 representing 2.3% of the total shares outstanding prior to the repurchases. The repurchases were funded with cash on hand.

Conference Call
FirstService will be holding a conference call on Wednesday, May 16, 2007 at 11:00 a.m. Eastern Time to discuss the results for the fourth quarter and full fiscal year as well as the updated outlook for fiscal 2008. The call will be simultaneously web cast and can be accessed live or after the call at www.firstservice.com in the “Investor Relations / News Releases” section.

Forward-looking Statements
This press release includes forward-looking statements. Forward-looking statements include the Company’s financial performance outlook and statements regarding goals, beliefs, strategies, objectives, plans or current expectations. These statements involve known and unknown risks, uncertainties and other factors which may cause the actual results to be materially different from any future results, performance or achievements contemplated in the forward-looking statements. Such factors include: (i) general economic and business conditions, which will, among other things, impact demand for the Company’s services and the cost of providing services; (ii) the ability of the Company to implement its business strategy, including the Company’s ability to acquire suitable acquisition candidates on acceptable terms and successfully integrate newly acquired businesses with its existing businesses; (iii) changes in or the failure to comply with government regulations; and (iv) other factors which are described in the Company’s filings with the Ontario Securities Commission.

FIRSTSERVICE CORPORATION
Condensed Consolidated Statements of Earnings
(in thousands of US dollars, except per share amounts)
(unaudited)
		Three months ended March 31		Yeah ended March 31
		2007	2006	2007	2006

	Revenues	$320,744	$247,947	$1,359,686	$1,068,134
	Cost of revenues	190,961	162,181	860,236	684,280
	Selling, general and administrative expenses	111,360	75,647	384,875	295,050
	Depreciation and amortization other than backlog	6,869	4,472	23,423	16,024
	Amortization of brokerage backlog (1)	1,294	2,684	8,164	7,554
	Operating earnings	10,260	2,963	82,988	65,226
	Interest expense, net	2,252	3,113	9,954	11,879
	Other expense (income)	81	(47)	(4,848)	(3,776)
	Impairment loss on available-for-sale securities	3,139	-	3,139	-
		4,788	(103)	74,743	57,123
	Income taxes	(1,224)	(2,015)	21,738	17,208
		6,012	1,912	53,005	39,915
	Minority interest share of earnings	3,188	1,441	16,318	11,881
	Net earnings from continuing operations	2,824	471	36,687	28,034
	Net (loss) earnings from discontinued operations, net of tax (2)	(471)	35,961	(471)	41,463
		2,353	36,432	36,216	69,497
	Cumulative effect of change in accounting principle, net of tax (3)	-	-	(1,353)	-
	Net earnings	$2,353	$36,432	$34,863	$69,497

	Net earnings (loss) per share
	Basic
	Continuing operations	$0.10	$0.02	$1.23	$0.93
	Discontinued operations	(0.02)	1.19	(0.02)	1.37
	Cumulative effect of change in accounting principle	-	-	(0.04)	-
		$0.08	$1.21	$1.17	$2.30

	Diluted (4)
	Continuing operations	$0.08	$0.01	$1.14	$0.87
	Discontinued operations	(0.02)	1.17	(0.02)	1.34
	Cumulative effect of change in accounting principle	-	-	(0.04)	-
		$0.06	$1.18	$1.08	$2.21

Weighted average shares outstanding: (in thousands)	Basic	29,913	30,035	29,903	30,171
	Diluted	30,275	30,683	30,354	30,896

	Net earnings per share, adjusted diluted from continuing operations (5)	$0.18	$0.06	$1.37	$1.01

Notes to Condensed Consolidated Statements of Earnings
(1) Amortization of short-lived brokerage backlog intangible assets recognized upon the acquisitions of Commercial Real Estate Services businesses in the past twelve months. Brokerage backlog represents the fair value of pending commercial real estate brokerage transactions and listings as at the acquisition date. Amortization is recorded to coincide with the completion of the related brokerage transactions.
(2) Represents (loss) earnings and gain on sale of Resolve, which was sold in March 2006.
(3) Cumulative effect of the adoption of SFAS No. 123(R), Share Based Payment, on April 1, 2006.
(4) Numerators for diluted earnings per share calculations have been adjusted to reflect dilution from stock options at subsidiaries. The adjustment for the quarter ended March 31, 2007 was $679 (2006 - $269) and year ended March 31, 2007 was $2,228 (2006 - $1,253).
(5) See “Reconciliation of operating earnings, net earnings and net earnings per share to adjusted operating earnings, adjusted net earnings and adjusted net earnings per share” below.

Reconciliation of Operating Earnings, Net Earnings and Net Earnings Per Share to Adjusted Operating Earnings, Adjusted Net Earnings and Adjusted Net Earnings Per Share
(in thousands of US dollars, except per share amounts)
(unaudited)

The Company is presenting adjusted earnings measures to eliminate the impact of (i) the amortization of the short-lived brokerage backlog intangible asset recognized upon the acquisitions of Commercial Real Estate Services businesses within the past twelve months and (ii) the unrealized impairment loss on the Company’s investment in securities of Resolve Business Outsourcing Income Trust. All of the adjustments are non-cash and are considered “non-GAAP financial measures” under OSC and SEC guidelines. The following tables provide a reconciliation of the adjusted measures:

	Three months ended March 31		Year ended March 31
	2007	2006	2007	2006

Operating earnings	$10,260	$2,963	$82,988	$65,226
Amortization of brokerage backlog	1,294	2,684	8,164	7,554
Adjusted operating earnings	$11,554	$5,647	$91,152	$72,780

Net earnings from continuing operations	$2,824	$471	$36,687	$28,034
Amortization of brokerage backlog	1,294	2,684	8,164	7,554
Impairment loss on available-for-sale securities	3,139	-	3,139	-
Deferred income tax	(983)	(1,064)	(3,304)	(2,892)
Minority interest	(150)	(206)	(896)	(364)
Adjusted net earnings from continuing operations	$6,124	$1,885	$43,790	$32,332

Diluted net earnings per share from continuing operations	$0.08	$0.01	$1.14	$0.87
Amortization of brokerage backlog, net of tax	0.02	0.05	0.15	0.14
Impairment loss on available-for-sale securities, net of tax	0.08	-	0.08	-
Adjusted diluted net earnings per share from continuing operations	$0.18	$0.06	$1.37	$1.01

Reconciliation of EBITDA to Operating Earnings
(in thousands of US dollars)
(unaudited)

EBITDA is defined as net earnings from continuing operations before minority interest share of earnings, income taxes, interest, depreciation and amortization and stock-based compensation expense. The Company uses EBITDA to evaluate operating performance. EBITDA is an integral part of the Company’s planning and reporting systems. Additionally, the Company uses multiples of current and projected EBITDA in conjunction with discounted cash flow models to determine its overall enterprise valuation and to evaluate acquisition targets. The Company believes EBITDA is a reasonable measure of operating performance because of the low capital intensity of its service operations. The Company believes EBITDA is a financial metric used by many investors to compare companies, especially in the services industry, on the basis of operating results and the ability to incur and service debt. EBITDA is not a recognized measure of financial performance under United States generally accepted accounting principles (GAAP), and should not be considered as a substitute for operating earnings, net earnings or cash flows from operating activities, as determined in accordance with GAAP. The Company’s method of calculating EBITDA may differ from other issuers and accordingly, EBITDA may not be comparable to measures used by other issuers. A reconciliation of EBITDA to operating earnings appears below.

	Three months ended March 31		Year ended March 31
	2007	2006	2007	2006

Operating earnings	$10,260	$2,963	$82,988	$65,226
Depreciation and amortization other than backlog	6,869	4,472	23,423	16,024
Amortization of brokerage backlog	1,294	2,684	8,164	7,554
	18,423	10,119	114,575	88,804
Stock-based compensation expense	4,211	1,288	6,781	2,591

EBITDA	$22,634	$11,407	$121,356	$91,395

Condensed Consolidated Balance Sheets
(in thousands of US dollars)
(unaudited)
	March 31 2007	March 31 2006

Assets
Cash and cash equivalents	$99,038	$167,938
Restricted cash	16,930	-
Accounts receivable	163,581	128,276
Inventories	31,768	27,267
Prepaids and other current assets	51,040	31,928
Current assets	362,357	355,409
Fixed assets	66,297	48,733
Other non-current assets	41,405	39,600
Goodwill and intangibles	346,939	267,262
Total assets	$816,998	$711,004

Liabilities and shareholders’ equity
Accounts payable and accrued liabilities	$205,529	$149,875
Other current liabilities	29,179	16,187
Long term debt - current	22,119	18,646
Current liabilities	256,827	184,708
Long term debt - non-current	213,030	230,040
Deferred income taxes	29,084	30,041
Other liabilities	4,876	-
Minority interest	48,306	28,463
Shareholders’ equity	264,875	237,752
Total liabilities and equity	$816,998	$711,004

Total debt	$235,149	$248,686
Total debt, net of cash	136,111	80,748

Condensed Consolidated Statements of Cash Flows
(in thousands of US dollars)
(unaudited)
	Year ended March 31
	2007	2006
Operating activities
Net earnings from continuing operations	$36,687	$28,034
Items not affecting cash:
Depreciation and amortization	31,587	23,578
Deferred income taxes	(9,531)	(4,901)
Minority interest share of earnings	16,318	11,881
Other	5,810	2,648

Changes in operating assets and liabilities	(20,850)	(8,992)
Discontinued operations	(231)	7,101
Net cash provided by operating activities	59,790	59,349

Investing activities
Acquisitions of businesses, net of cash acquired	(73,431)	(26,103)
Purchases of fixed assets, net	(26,723)	(18,837)
Other investing activities	(1,153)	109,985
Discontinued operations	(838)	(8,563)
Net cash (used in) provided by investing	(102,145)	56,482

Financing activities
(Decrease) increase in long-term debt, net	(15,495)	28,514
Other financing activities	(13,429)	(12,793)
Net cash (used in) provided by financing	(28,924)	15,721
Effect of exchange rate changes on cash	2,379	(1,072)
(Decrease) increase in cash and cash equivalents	(68,900)	130,480
Cash and cash equivalents, beginning of period	167,938	37,458
Cash and cash equivalents, end of period	$99,038	$167,938

Segmented Revenues, EBITDA and Operating Earnings
(in thousands of US dollars)
(unaudited)
	Commercial Real Estate Services	Residential Property Management	Property Improve-ment Services	Integrated Security Services	Corporate	Consolidated
Three months ended March 31

2007
Revenues	$137,805	$107,722	$29,728	$45,156	$333	$320,744
EBITDA	10,063	8,612	1,951	2,158	(4,361)	18,423
Stock-based compensation						4,211
						$22,634
Operating earnings	6,021	6,303	927	1,386	(4,377)	10,260

2006
Revenues	$93,941	$87,342	$25,926	$40,598	$140	$247,947
EBITDA	5,494	6,102	372	1,399	(3,248)	10,119
Stock-based compensation						1,288
						$11,407
Operating earnings	1,671	4,496	(666)	751	(3,289)	2,963

Year ended March 31

2007
Revenues	$608,065	$423,797	$150,794	$176,476	$554	$1,359,686
EBITDA	47,699	40,267	30,564	10,601	(14,556)	114,575
Stock-based compensation						6,781
						$121,356
Operating Earnings	31,464	32,623	25,911	7,769	(14,779)	82,988

2006
Revenues	$438,434	$346,133	$134,136	$149,063	$368	$1,068,134
EBITDA	36,465	31,390	25,765	7,660	(12,476)	88,804
Stock-based compensation						2,591
						$91,395
Operating earnings	25,079	25,767	22,016	5,005	(12,641)	65,226